International Tower Hill Mines Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2007

INTERNATIONAL TOWER HILL MINES LTD. (An Exploration Stage Company) Consolidated Financial Statements (Expressed in Canadian dollars)

May 31, 2007

Auditors’ Report

Comments by Auditor for U.S. Readers on Canada – United States Reporting Differences

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Auditors' Report

To the Shareholders of

International Tower Hill Mines Ltd.

We have audited the consolidated balance sheets of International Tower Hill Mines Ltd. as at May 31, 2007, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2007, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

August 24, 2007

"McKay LLP"
Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated August 24, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended May 31, 2007 and shareholders’ equity as at May 31, 2007, 2006 and 2005 to the extent summarized in note 12 to the consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD. (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars)

May 31, 2007

	2007	2006	2005

ASSETS
Current
Cash and cash equivalents	$ 21,908,273	$ 6,695	$ 7,711
Marketable securities (note 3)	-	10,000	10,000
BC mining exploration tax credit receivable	-	-	19,711
Accounts receivable	113,870	1,668	1,636
Prepaid expenses	97,104	2,052	1,730

	22,119,247	20,415	40,788

Term deposit (note 5a)	2,500	2,500	2,500

Equipment (note 4)	115,920	-	-

Mineral properties (note 5)	13,387,113	1,030,316	1,026,512

	$ 35,624,780	$ 1,053,231	$ 1,069,800

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 955,363	$ 6,097	$ 15,438
Due to Director (note 6)	-	-	80,000

	955,363	6,097	95,438

SHARE CAPITAL AND DEFICIT
Share capital (note 7)	39,351,328	3,715,664	3,515,664
Contributed surplus (note 7)	6,652,640	-	-
Deficit	(11,334,551)	(2,668,530)	(2,541,302)

	34,669,417	1,047,134	974,362

	$ 35,624,780	$ 1,053,231	$ 1,069,800

Commitments (note 5)

Subsequent events (note 13)

Approved by the Directors:

“Hendrik Van Alphen”

Director

“Anton Drescher”

Director

INTERNATIONAL TOWER HILL MINES LTD. (An Exploration Stage Company) Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars)

For the Years ended May 31, 2007

	2007	2006	2005

Expenses
Administration	$ 103,746	$ -	$ -
Amortization	33,652	-	-
Charitable donations	48,650	-	-
Consulting	3,465,383	60,000	60,000
Insurance	42,799	-	-
Investor relations	734,593	-	-
Loss (Gain) on foreign exchange	(9,193)	-	-
Office	105,668	3,338	3,151
Professional fees	187,663	18,635	16,360
Property investigation	128,535	20,881	45,286
Recovery of exploration expense-permit fees	-	-	(14,889)
Regulatory	93,303	15,957	11,959
Rent	68,071	7,200	7,200
Telephone	22,548	-	-
Travel	162,155	1,565	1,688
Wages and benefits	2,253,540	-	-
Write-off of mineral properties ((Note 5(a), (d)(iii) and (d)(vii))	1,473,499	-	-
	(8,914,612)	(127,576)	(130,755)

Other items
Gain on sale of marketable securities	-	-	9,140
Interest income	248,591	348	132
	248,591	348	9,272

Loss for the year	(8,666,021)	(127,228)	(121,483)

Deficit, beginning of the year	(2,668,530)	(2,541,302)	(2,419,819)

Deficit, end of the year	$ (11,334,551)	$ (2,668,530)	$ (2,541,302)

Basic and fully diluted loss per share	$ (0.32)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	27,101,104	9,620,402	9,012,183

INTERNATIONAL TOWER HILL MINES LTD. (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

For the Years ended May 31, 2007
	2007	2006	2005

Operating Activities
Loss for the year	$ (8,666,021)	$ (127,228)	$ (121,483)
Add item not affecting cash
Amortization	33,652	-	-
Stock based compensation	5,737,178	-	-
Write off of mineral properties	1,473,499	-	-
Gain on sale of marketable securities	-	-	(9,140)
Changes in non-cash items:
Accounts receivable	(112,202)	(32)	4,197
Accounts payable and accrued liabilities	131,291	(9,341)	(53,448)
Prepaid expenses	(95,052)	(322)	(88)
Cash used in operating activities	(1,497,655)	(136,923)	(179,962)

Financing Activities
Advance from (repayment to) a director	-	(80,000)	80,000
Issuance of share capital	29,978,674	200,000	-
Share issuance costs	(924,167)	-	-
Cash provided by financing activities	29,054,507	120,000	80,000

Investing Activities
Expenditures on mineral properties	(5,515,702)	(3,804)	(56,316)
Exploration tax credit	-	19,711	6,149
Investment in Ravencrest	10,000	-	-
Proceeds on sale of marketable securities	-	-	46,660
Expenditures on equipment	(149,572)	-	-
Cash provided by (used in) investing activities	(5,655,274)	15,907	(3,507)

Increase (decrease) in cash	21,901,578	(1,016)	(103,469)

Cash and cash equivalents, beginning of year	6,695	7,711	111,180

Cash and cash equivalents, end of year	$ 21,908,273	$ 6,695	$ 7,711

Supplemental cash flow information
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

Non-cash financing and investing transactions
Shares issued to acquire mineral properties	$ 7,496,619	$ -	$ -
Shares issued as agent commission	$ 945,785	$ -	$ -
Issuance of agents options and agents units for share issue costs	$ 2,108,874	$ -	$ -

INTERNATIONAL TOWER HILL MINES LTD. (An Exploration Stage Company) Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

Years ended May 31, 2007, 2006, and 2005

1.

NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  At May 31, 2007, the Company was in the exploration stage and had interests in properties in Alaska and Nevada, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and/ or obtaining additional financing.  While the Company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiaries Talon Gold Alaska, Inc. (an Alaska corporation), Talon Gold (US) LLC (a Colorado limited liability company), Talon Gold Nevada Inc. (a Nevada corporation) and 813034 Alberta Ltd. (an Alberta corporation).

b)

Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments that are cashable on demand, and which are subject to insignificant credit and interest rate risk.

At May 31, 2007 the Company held Guaranteed Investment Certificates of $5,002,500 (2006 - $Nil; 2005 - $Nil), bearing interests between 2.65% and prime less 2.1% per annum, maturing between November 21, 2007 and November 22, 2007.

At May 31, 2007 the Company held cash on deposit with a chartered financial institution in the amount of $16,905,773.

c)

Marketable securities

Marketable securities are valued at the lower of cost or market.

d)

Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction.  Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using rates prevailing at dates of acquisition.  Gains and losses from foreign currency translation are included in the consolidated statements of operations.

e)

Equipment

Equipment is stated at cost, net of accumulated amortization. Amortization is recorded over the estimated useful life of the assets at the following annual rates:

Computer equipment

-

30% declining balance

Furniture and equipment

-

20% declining balance

Computer software

-

3 years straight line

f)

Mineral properties

Mineral properties consist of mining claims, leases and options.  Acquisition options, leasehold and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  If the property is put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period.  If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

Deferred costs related to mineral property interests are periodically reviewed for impairment.  A review for potential impairment is subject to potentially material measurement uncertainty.  If a review indicates that a mineral property interest has been impaired the related deferred costs are written down or written off.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, based on industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and inadvertent non-compliance with regulatory requirements.

g)

Asset retirement obligation

The Company has adopted the CICA Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets.  The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

h)

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 27,101,104 (2006 – 9,620,402; 2005 – 9,012,183).  Diluted loss per share has not been presented separately as the outstanding options and warrants are anti-dilutive for each of the years presented.

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

i)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

j)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

k)

Income tax

Income taxes are accounted for using the future income tax method.  Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

l)

Stock based compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.  Compensation is recognized in the statement of operations over the vesting period.

m)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

n)

Measurement uncertainty

The future recovery of the recorded cost of the properties, and the provision for a future asset retirement obligation, are based on estimates.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

o)

Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

3.

MARKETABLE SECURITIES

	Year ended May 31, 2007	Year ended May 31, 2006	Year ended May 31, 2005

Ravencrest Resources Inc. (cost base $10,000)	$ -	$ 10,000	$ 10,000

On May 24, 2007 the Company sold the total 100,000 shares of Ravencrest Resources Inc. (“Ravencrest”) acquired as part of the Mining Venture Agreement with Ravencrest (note 5a).

4.

EQUIPMENT

	Year ended May 31, 2007			Year ended May 31, 2006
	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 4,337	$ 434	$ 3,903	$ -
Computer equipment	55,759	8,364	47,395
Computer software	89,476	24,854	64,622

	$ 149,572	$ 33,652	$ 115,920	$ -

5.

MINERAL PROPERTIES

Accumulated costs in respect of mineral tenures and mineral rights owned, leased or under option, consist of the following:

					Properties acquired	Optioned Properties		Nevada Properties
	Siwash Silver Claims		West Tanana Project		from AngloGold
		BMP Project		South Estelle		LMS	Terra	Painted Hills	North Bullfrog	Total
	(note 5(a))	(note 5(b))	(note 5(c))	(note 13)	(schedule)	(note 5(e))	(note 5(e))	(note 5(f))	(note 5(f))
Balance May 31, 2005:	$ 1,026,512	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$1,026,512

Acquisition costs	3,230	-	-	-	-	-	-	-	-	3,230
Assay	574	-	-	-	-	-	-	-	-	574
Balance May 31, 2006	1,030,316	-	-	-	-	-	-	-	-	1,030,316

Acquisition costs
Cash payments	-	-	67,499	-	99,115	-	-	22,738	22,738	212,090
Common shares issued	-	-	-	-	7,496,619	-	-	-	-	7,496,619
Balance May 31, 2007	-	-	67,499	-	7,595,734	-	-	22,738	22,738	7,708,709
Deferred exploration costs:
Assay	-	682	21,945	-	160,349	78,739	39,839	475	718	302,747
Drilling and related advances	-	-	-	-	651,287	488,801	169,315	7,897	666,469	1,983,769
Equipment rental	-	-	1,819	-	130,208	103,305	31,238	-	9,682	276,252
Field costs	-	-	109,949	-	124,601	192,481	187,164	-	90,586	704,781
Geological services	-	39,377	100,323	1,336	723,299	510,073	639,904	24,269	48,220	2,086,801
Land maintenance & tenure	-	-	77,990	-	372,939	11,645	75,869	-	34,447	572,890
Transportation	-	-	18,462	-	19,050	83,538	529	-	4,899	126,478
Travel	-	-	8,849	-	23,717	13,543	4,901	400	16,459	67,869
	-	40,059	339,337	1,336	2,205,450	1,482,125	1,148,759	33,041	871,480	6,121,587
Total deferred exploration costs	-	40,059	406,836	1,336	9,801,184	1,482,125	1,148,759	55,779	894,218	13,830,296

Write-down	(1,030,315)	-	-	-	(443,184)	-	-	-	-	(1,473,499)

Balance May 31, 2007	$ 1	$ 40,059	$ 406,836	$ 1,336	$ 9,358,000	$ 1,482,125	$ 1,148,759	$ 55,779	$ 894,218	$ 13,387,113

	Properties Acquired From Anglo
		Coffee		West
	Livengood	Dome	Blackshell	Pogo	Chisna	Gilles	Cariboo	Total
	(note 5(d))	(note 5(d))	(note 5(d))	(note 5(d))	(note 5(d))	(note 5(d))	(note 5(d))
Balance May 31, 2005	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Acquisition costs	-	-	-	-	-	-	-	-
Assay	-	-	-	-	-	-	-	-
Balance May 31, 2006	-	-	-	-	-	-	-	-

Acquisition costs:
Cash payments	67,052	8,940	3,725	5,243	7,450	5,214	1,491	99,115
Common shares issued	5,071,499	676,200	281,751	396,519	563,502	394,450	112,698	7,496,619
Balance May 31, 2007	5,138,551	685,140	285,476	401,762	570,952	399,664	114,189	7,595,734

Deferred exploration costs:
Assay	125,095	12,665	3,035	6,699	9,959	2,896	-	160,349
Drilling and related advances	651,287	-	-	-	-	-	-	651,287
Equipment rental	125,002	-	-	-	5,206	-	-	130,208
Field costs	115,504	6,461	1,122	125	1,299	90	-	124,601
Geological services	325,037	24,708	23,134	23,295	303,624	23,501	-	723,299
Land maintenance & tenure	255,470	55,633	2,191	237	32,671	13,976	12,761	372,939
Transportation	19,013	-	-	-	37	-	-	19,050
Travel	22,334	-	1,276	-	107	-	-	23,717
	1,638,742	99,467	30,758	30,356	352,903	40,463	12,761	2,205,450

Total deferred exploration costs	6,777,293	784,607	316,234	432,118	923,855	440,127	126,950	9,801,184

Write-down	-	-	(316,234)	-	-	-	(126,950)	(443,184)

Balance May 31, 2007	$ 6,777,293	$ 784,607	$ -	$ 432,118	$ 923,855	$ 440,127	$ -	$ 9,358,000

(a)

Siwash Silver Claims, B.C.

On September 22, 2006, the Company entered into a letter agreement with Ravencrest whereby Ravencrest will acquire all of the Company’s interest in ninety-seven mineral claims and one lot in exchange for the Company retaining a 5% net smelter returns royalty and Ravencrest’s assumption of all liabilities and risks concerning the property.  The original mining venture agreement dated March 31, 2005 between the Company and Ravencrest was also terminated.  Accordingly, the Company wrote down the Siwash Silver Claims to a nominal value of $1, recognizing a charge to operations of $1,030,315 during the year ended May 31, 2007.

The Company has pledged a $2,500 term deposit as reclamation security for work on Siwash property as required by the Province of British Columbia.  Upon Ravencrest posting equivalent security, the term deposit will be released to the Company.

(b)

BMP Project, Alaska

In September, 2006, the Company staked a total of 108 Alaska state mining claims at a new location in the Bethel Recording District.  The claims cover a base metal target developed from the Company’s exploration program conducted in 2006.

(c)

West Tanana Project, Alaska

On August 14, 2006, the Company acquired an interest in the West Tanana Project from Doyon Limited (“Doyon”), an Alaska Native Regional Corporation, by way of a mining exploration agreement with the option to lease.  The agreement with Doyon is a two stage Exploration Option/Mining Lease, whereby the Company has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to three leases totalling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.

In order to maintain the option to lease in good standing, the Company is required to pay Doyon USD$350,000 over six years (five years plus one year extension, USD$50,000 first year), make annual scholarship donations of USD$10,000 per year, and incur exploration expenditures totalling USD$2,625,000, subject to reduction to USD$2,125,000 if the lands subject to the option are reduced by 50% or more (USD$75,000 commitment for the first year). If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment.

At any time during the option period, the Company may enter into a mining lease with Doyon with respect to any one or more area(s) of the lands in respect of which it has expended at least USD$600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Each mining lease will have a term of 15 years and for so long thereafter as commercial production continues and requires advance minimum royalty payments of USD$250,000 per year during the first five years of the term.  The Company is also required to incur minimum mandatory exploration expenditures equal to the greater of USD$25/acre or USD$250,000 for each of the first five years and USD$50/acre or USD$500,000 in the sixth and each succeeding year.  If, on or before the 5th year of the term, the Company has not produced a feasibility study and made a production decision, the annual advance minimum royalty payments increase to USD$500,000.  Advance royalty payments are credited against 50% of production royalties.

Upon commencement of commercial production, the Company is required to pay a production royalty on precious metals, calculated as the greater of 2% of net smelter returns pre-payout and 4% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout, and on base metals, calculated as the greater of 1% of net smelter returns pre-payout and 3% of net smelter return post-payout or 10% of net profits pre-payout and 20% of net profits post payout.  Payout occurs when the Company has recouped cumulative gross revenues from production equal to its cumulative expenditures since the effective date of the lease.  Upon the Company having made a production decision with respect to any leased area, Doyon will also have the right to acquire a minimum of 5%, and a maximum of 10%, participating interest in the Company’s interest in that leased area by contributing an amount equal to 2.25 times Doyon’s elected percentage of the Company’s cumulative project expenditures to the joint venture to be formed upon Doyon’s election to participate.  Such contribution will be applied to fund 100% of joint venture expenditures until exhausted following which each party will be required to contribute its pro rata share of further expenditures.

(d)

Properties acquired from AngloGold, Alaska

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended on July 26, 2007, (the “AngloGold Agreement”) among the Company, AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) and Talon Gold Alaska, Inc. (the Company’s wholly owned Alaskan subsidiary), the Company acquired all of AngloGold’s interest in a portfolio of seven mineral exploration projects in Alaska (then aggregating 246 square kilometres) and referred to as the Livengood, Chisna, Gilles, Coffee Dome, West Pogo, Blackshell, and Caribou properties (the “Sale Properties”) in consideration of cash payment USD$50,000 on Aug 4, 2006, and the issuance of 5,997,295 common shares, representing approximately 19.99% of the Company’s issued shares following the closing of the acquisition and two private placement financings raising an aggregate of $11,479,348.  AngloGold has the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.

As further consideration for the transfer of the Sale Properties, the Company granted to AngloGold a 90 day right of first offer with respect to the Sale Properties and any additional mineral properties in Alaska in which the Company acquires an interest and which interest the Company proposes to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.  Details of the Sale Properties are as follows:

(i)

Livengood Property

The Livengood property is located in the Tintina gold belt approximately 110 kilometres north of Fairbanks, Alaska.  The property consists of approximately 3,621 acres of mineral rights leased from the State of Alaska, 169 State of Alaska mining claims leased from two individuals, 20 federal unpatented lode mining claims leased from two individuals, three federal patented lode mining claims leased from a group of individuals and two unpatented federal lode mining and four federal unpatented placer mining claims leased from an individual.

Details of the leases are as follows:

-

the lease of the Alaska State Lands is for an initial term of 3 years, commencing July 1, 2004 (subject to extension for 2 extensions of three years each) and requires work expenditures of USD$10/acre/year in years 1 – 3, USD$20/acre/year in years 4 – 6 and USD$30/acre/year in years 7 – 9 and advance royalty payments of USD$5/acre/year in years 1 - 3, USD$15/acre/year in years 4 – 6 and USD$25/acre/year in years 7 – 9.  An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease.  In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease below.

-

the lease of the Alaska State mining claims is for an initial term of ten years, commencing on September 11, 2006, and for so long thereafter as mining related activities are carried out.  The lease requires payments of USD$75,000 on execution (paid), USD$50,000 in each of years 2 – 5 and USD$100,000 in each of years 6 -10 and work expenditures of USD$100,000 in year 1, USD$200,000 in each of years 2 – 5 and USD$300,000 in each of years 6 -10.  An NSR production royalty of between 2% and 5% is payable to the lessors (depending upon the price of gold).  The Company may buy all interest in the property subject to the lease (including the retained royalty) for USD$10,000,000.

-

the lease of the Federal unpatented claims is for an initial term of ten years, commencing on April 21, 2003 and for so long thereafter as mining related activities are carried out.  The lease requires a bonus payment of USD$5,000 on signing (paid), and advance royalties of USD$20,000 on execution (paid), USD$30,000 on or before April 21, 2004 (paid), USD$40,000 on or before April 21, 2005 (paid), USD$50,000 on or before April 21, 2006 (paid), USD $40,000 on or before April 21, 2007 (paid) and an additional USD$40,000 on or before each subsequent April 21 during the term.  An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors.  The Company may purchase 1% of the royalty for USD$1,000,000.

-

the lease of the patented federal claims is for an initial term of ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease.  The lease requires a bonus payment of USD$10,000 on signing (paid), and minimum royalties of USD$10,000 on or before January 18, 2008, USD$10,000 on or before January 18, 2009, USD$15,000 on or before January 18, 2010 and an additional USD$20,000 on or before each of January 18 2011 through January 18, 2016 and an additional USD$25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties).  An NSR production royalty of 3% is payable to the lessors.  The Company may purchase all interest of the lessors in the leased property (including the production royalty) for USD$1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD$500,000 is payable in cash over 4 years following the closing of the purchase and the balance of USD$500,000 is payable by way of the 3% NSR production royalty.

-

the mining lease of the unpatented federal mining and four federal unpatented placer claims has an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out.  The lease requires payment of advance royalties of USD$3,000 on execution (paid), USD$5,000 on or before March 28, 2009, USD$10,000 on or before March 28, 2010 and an additional USD$ 15,000 on or before each subsequent March 28 thereafter during the initial term (all of which minimum royalties are recoverable from production royalties).  The Company is required to pay the lessor the sum of USD$250,000 upon making a positive production decision.  An NSR production royalty of 2% is payable to the lessor.  The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD$1,000,000.

(ii)

Coffee Dome Property

The Coffee Dome property is located approximately 15 kilometres northeast of the Fort Knox mine.  The property consists of 59 State of Alaska mining claims owned 100% by the Company, 6 State of Alaska mining claims leased from an individual and certain mineral lands leased from the University of Alaska.

The lease of the Alaska State mining claims is for an initial term of twenty years, commencing on August 11, 2005 and for so long thereafter as mining related activities are carried out.  The lease requires a bonus payment of USD$10,000 on signing (paid), and advance royalties of USD$15,000 on or before December 31, 2005 (paid), USD$25,000 on or before August 11, 2006 (paid) and an additional USD$50,000 on or before each subsequent August 11 during the term.  A production payment of USD$500,000 is also payable upon the Company making a positive production decision.  An NSR production royalty of between 0.5% and 5% (depending on the price of gold) is payable to the lessor.  The Company may purchase 1% of the royalty for USD$2,000,000.  The lessor also has the right to receive an NSR production royalty on production of gold of between 0.5% and 5% (depending on the price of gold) and a 3% NSR production royalty on production of minerals other than gold, from any lands acquired by the Company within a defined area of interest.  In addition, the lessor is entitled to receive an NSR production royalty on all minerals equal to the greater of 1% and one-half of the difference between 4% and the actual NSR production royalty payable by the Company to a third party with respect to certain defined lands held by such third party upon the Company entering into a mining lease with such third party.

The agreement with the University of Alaska is a two stage Exploration Agreement with Option to Lease.  The Exploration Agreement has an effective date of January 1, 2007 and covers approximately 1,300 hectares of land.  The key terms of the Exploration Agreement (and any resulting mining lease) are as follows:

Exploration Agreement: In order to maintain the option to lease in good standing, the Company is required to pay the University USD$117,500 over five years (USD$15,000 first year (paid)) and incur exploration expenditures totalling USD$400,000 over five years (USD$25,000 commitment for the first year).  If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of the Company.  The Company is also responsible for all taxes and assessments on the lands subject to the option to lease.

Mining Lease: At any time during the option period, the Company has the right to enter into a mining lease over some or all of the lands subject to the option.  The mining lease will have an initial term of 15 years and for so long thereafter as commercial production continues and requires escalating advance royalty payments of USD$30,000 in year 1 to USD$150,000 in year 9 and beyond.  Advance royalty payments are credited against 50% of production royalties.  The Company is also required to incur escalating minimum mandatory exploration expenditures of USD$125,000 in year 1 to USD$350,000 in year 5 and beyond and to deliver a feasibility study within 10 years of the commencement of the lease.  Upon the commencement of commercial production, the Company is required to pay a sliding scale net smelter return royalty of from 3% (USD$300 and below gold) up to 5% (USD$500 and up gold).  The Company will also pay a sliding scale net smelter return royalty of from 0.5% (USD$450 and below gold) to 1% (USD$450 and above gold) on any federal or Alaska state claims staked by the Company or its affiliates within a 2 mile area of interest surrounding the University land (not including the Company’s existing leased claims).

(iii)

Blackshell Creek Property

The Blackshell Creek property is located approximately 80 kilometres east of Fairbanks, Alaska, and consists of 35 State of Alaska mining claims owned 100% by the Company. As of May 31, 2007 the Company decided to terminate further work on the project and has written off its investment in the property totalling $316,234.

(iv)

West Pogo Property

The West Pogo property is located approximately 50 kilometres north of Delta Junction, Alaska, and consists of 96 State of Alaska mining claims owned 100% by the Company.

(v)

Chisna Property

The Chisna property is located in the eastern Alaska Range, Alaska, and consists of approximately 29,411 hectares of State of Alaska mining claims owned 100% by the Company.

(vi)

Gilles Property

The Gilles property is located approximately 30 kilometres north of Delta Junction, Alaska, and consists of 86 State of Alaska mining claims owned 100% by the Company.

(vii)

Caribou Property

The Caribou property is located approximately 75 kilometres north of Delta Junction, Alaska, and consists of 1,895 acres of mineral rights leased from the State of Alaska.

The lease of the Alaska State Lands is for an initial term of 3 years, commencing July 1, 2004 (subject to extension for 2 extensions of three years each) and requires work expenditures of USD$10/acre/year in years 1 – 3, USD$20/acre/year in years 4 – 6 and USD$30/acre/year in years 7 – 9 and advance royalty payments of USD$5/acre/year in years 1 - 3, USD$15/acre/year in years 4 – 6 and USD$25/acre/year in years 7 – 9.  An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease.

During the current year, the Company determined that results to date on the Caribou property did not warrant further work, and the lease was terminated and the property returned to the lessor.  Accordingly, the related mineral property costs of $126,950 were written off.

(e)

Properties optioned from AngloGold, Alaska

In conjunction with the closing of the acquisition of the Sale Properties, the Company entered into an option/joint venture with AngloGold with respect to two additional mineral projects in Alaska, referred to as the LMS and the Terra properties (the “Optioned Properties”).

The Terra Property consists of 194 State of Alaska unpatented lode mining claims held by or on behalf of AngloGold and 5 State of Alaska unpatented lode mining claims leased from an individual.  The lease requires a payment on execution of US$25,000 (paid), and advance minimum royalties of US$25,000 on or before March 22, 2006 (paid), US$ 50,000 on or before March 22, 2007 (paid), US$75,000 on or before March 22, 2008, US$100,000 on or before March 22, 2009 and each subsequent March 22 until March 22, 2015, and thereafter US$125,000 until the expiry of the lease (all of which are recoverable from production royalties).  The lessor is entitled to receive a net smelter returns production royalty on gold equal to 3.0% if the gold price is less than US$450/ounce and 4% if the gold price is US$450/ounce or higher, plus a net smelter returns royalty of 4% on all other mineral products other than gold.  1% of the royalty may be purchased for US$1 million and a further 1% for US$3 million.

The LMS property consists of 92 State of Alaska unpatented lode mining claims owned by AngloGold.

(i)

With respect to the LMS property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD$3 million by January 30, 2010, of which the Company has committed to incur minimum exploration expenditures of USD$1 million during the 2006 calendar year and of USD$750,000 during the 2007 calendar year.   Upon  the  Company having earned its 60% interest in the LMS property,

AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD$4 million in exploration expenditures over a further two years.

(ii)

With respect to the Terra property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD$3 million by January 30, 2010, of which the Company has committed to incur minimum exploration expenditures of USD$500,000 during the 2006 calendar year and of USD$750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD$4 million in exploration expenditures over a further two years.  In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further exploration expenditures or be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

(f)

Properties optioned from Redstar Gold Corp., Nevada

On March 15, 2007, the Company signed two binding letters of intent with Redstar Gold Corp. of Vancouver, B.C., pursuant to which the Company can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in Nevada.  The Company can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.

North Bullfrog: To earn its initial 60% interest, the Company must make total payments of USD$190,000 and incur total expenditures of USD$4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD$20,000 on TSX Venture Exchange (“TSXV”) acceptance (paid) plus exploration expenditures of USD$500,000.  The second payment of USD$30,000 is due by September 15, 2008.

Painted Hills: To earn its initial 60% interest, the Company must make total payments of USD$170,000 and incur total expenditures of USD$2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD$20,000 on TSXV acceptance (paid) plus exploration expenditures of USD$250,000.  The second payment of USD$20,000 is due by September 15, 2008.

The Company is also required to issue an aggregate of 20,000 common shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011, so long as the Company is earning into at least one of the North Bullfrog or Painted Hills projects.

6.

DUE TO A DIRECTOR

During the year ended May 31, 2006 loans totalling $80,000 were repaid to a director of the Company.  These loans were unsecured, non-interest bearing and had no fixed terms of repayment.  Accordingly, fair value could not be readily determined.

7.

SHARE CAPITAL

Authorized

500,000,000 common shares without par value

Issued

	Number of shares	Contributed Surplus	Share Capital

Balance, May 31, 2005 and 2004	9,012,183	$ -	$ 3,515,664

Shares issued for cash
Private placement	1,000,000	-	200,000

Balance, May 31, 2006	10,012,183	-	3,715,664

Private placements (brokered)	11,704,105	-	21,650,306
Private placements (non-brokered)	9,199,718	-	7,359,842
Agent’s commission	561,365	-	945,785
Agent’s compensation options	-	1,163,089	-
Shares issued for property acquisition	5,997,295	-	7,496,619
Exercise of warrants	420,751	-	515,070
Exercise of options	348,812	-	453,456
Stock based compensation	-	5,737,178	-
Reallocation from contributed surplus	-	(247,627)	247,627
Share issue costs	-	-	(3,033,041)

Balance, May 31, 2007	38,244,229	$ 6,652,640	$ 39,351,328

Share issuances

On October 21, 2005, the Company issued 1,000,000 units at $0.20 per unit, for total cash proceeds of $200,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to acquire one common share at a price of $0.26 until October 21, 2007.

On August 4, 2006, the Company completed a brokered private placement consisting of 5,599,605 units at a price of $1.25 per unit for total proceeds of $6,999,506.  Each unit consisted of one common share and one-half of a transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $1.50 until August 4, 2008.

On August 4, 2006, the Company issued 349,123 commission units at a price of $1.25 per unit for total value of $436,404.  Each commission unit consisted of one common share and one-half of a share purchase warrant, each whole warrant entitling the agent to purchase one additional common share at a price of $1.50 until August 4, 2008.  In addition, the agent received 498,748 compensation options.  Each compensation option entitles the agent to purchase one additional common share at a price of $1.30 until August 4, 2008.  The fair value of these options, being $354,070, was charged to share issue costs.

On August 4, 2006, the Company completed a non brokered private placement consisting of 7,999,718 units at a price of $0.56 per unit for total proceeds of $4,479,842.  Each unit consisted of one common share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase one additional common share at a price of $1.00 until August 4, 2008.  Also on August 4, 2006, the Company issued 5,997,295 common shares to AngloGold to acquire the Sale Properties (See Note 5 (d)) at a fair value of $1.25 per share.

On May 9, 2007, the Company completed a brokered private placement of 6,104,500 units at a price of $2.40 per unit for total gross proceeds of $14,650,800.  Each unit consisted of one common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to acquire one additional share until May 9, 2009 at an exercise price of $3.00.  In addition, the agents received a commission of 7% of the gross proceeds of the Offering, payable in a combination of cash ($516,175) and 212,242 commission units.  Each commission unit has the same attributes as a unit, except that the warrants are non-transferable.  In addition, the Agents received 488,360 compensation options, each compensation option entitling the holder to purchase one share at a price of $2.70 until May 9, 2009. The fair value of these options, being $809,019, was charged to share issue costs

On May 9, 2007, the Company completed a non-brokered private placement of 1,200,000 units at a price of $2.40 per unit to raise gross proceeds of $2,880,000.  Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to acquire one additional share until May 9, 2009 at an exercise price of $3.00.

Warrants

Warrant transactions are summarized as follows:

	Year ended May 31, 2007		Year ended May 31, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of year	1,000,000	$0.26	-	-
Issued – non-brokered private placement	3,999,855	$1.00	1,000,000	$0.26
Issued – brokered private placement	2,799,802	$1.50	-	-
Issued – agent commission	174,560	$1.50	-	-
Issued – non-brokered private placement	1,200,000	$3.00
Issued – brokered private placement	6,104,500	$3.00	-	-
Issued – agent commission	212,242	$3.00
Exercised	(420,751)	$(1.22)	-	-
Warrants exercisable, end of year	15,070,208	$2.04	1,000,000	$0.26

Warrants outstanding are as follows:

	Year ended May 31, 2007		Year ended May 31, 2006
Expiry date	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

October 21, 2007	950,000	$0.26	1,000,000	$0.26
August 4, 2008	3,891,743	$1.00	-	-
August 4, 2008	2,656,020	$1.50	-	-
August 4, 2008 – commission warrants	55,703	$1.50	-	-
May 9, 2009	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00
Warrants exercisable, end of year	15,070,208	$2.04	1,000,000	$0.26

Options and stock based compensation

The Company has adopted an incentive stock option plan (the “2006 Plan”).  The essential elements of the 2006 Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the 2006 Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options.  Options granted under the 2006 Plan will have a maximum term of five years.  The exercise price of options granted under the 2006 Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company’s common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.  Options granted under the 2006 Plan vest immediately, except for options granted to consultants conducting investor relation activities which will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option, unless otherwise determined by the directors at the date of grant.

Pursuant to the Company’s brokered private placement completed on August 4, 2006, the Company granted the agent 498,748 compensation options on July 6, 2006.  Each compensation option entitles the agent to purchase one additional common share at a price of $1.30 until August 4, 2008.

Pursuant to its 2006 Incentive Stock Option Plan, on January 26, 2007 the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase 2,830,000 common shares. The options are exercisable on or before January 26, 2009 at a price of $2.70 per share.

Pursuant to the Company’s brokered private placement completed on May 9, 2007, the agent received 488,360 compensation options.  Each compensation option entitles the agent to purchase one additional common share at a price of $2.70 until May 9, 2009.

Pursuant to its 2006 Incentive Stock Option Plan, on May 23, 2007 the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase 845,000 common shares in the capital stock of the Company.  The options are exercisable on or before May 23, 2009 at a price of $2.95 per share.

A summary of the status of the stock option plan as of May 31, 2007, and changes during the period is presented below:

	Year ended May 31, 2007		Year ended May 31, 2006
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	-	$ -	-	$ -
Granted: agent’s compensation options	498,748	$1.30	-	$ -
Granted	2,830,000	$2.70	-	$ -
Granted: agent’s compensation options	488,360	$2.70	-	$ -
Granted	845,000	$2.95	-	$ -
Exercised	(348,812)	$1.30	-	$ -
Options outstanding, ending:	4,313,296	$2.70	-	$ -

Stock options outstanding are as follows:

	Year ended May 31, 2007			Year ended May 31, 2006
Expiry Date	Exercise Price	Number of Shares	Exercisable At Period End	Exercise Price	Number of Shares	Exercisable At Year End

August 4, 2008	$1.30	149,936	149,936	$ -	-	-
January 26, 2009	$2.70	2,830,000	2,717,500	$ -	-	-
May 9, 2009	$2.70	488,360	488,360	$ -	-	-
May 23, 2009	$2.95	845,000	845,000	$ -	-	-
		4,313,296	4,200,796	$ -	-	- -

The Company uses the fair value method for determining stock-based compensation expense for all options granted during the fiscal periods.  The fair value was determined using the Black-Scholes option pricing model based on the following assumptions:

	May 23, 2007 grant	May 9, 2007 grant	January 26, 2007 grant	July 6, 2006 grant

Expected life (years)	2	2	2	2
Interest rate	4.42%	4.22%	4.13%	4.33%
Volatility (average)	110.59%	110.61%	110.56%	108.65%
Dividend yield	0%	0%	0.0%	0.0%
Exercise price	$2.95	$2.70	$2.70	$1.30
Stock price at grant date	$2.95	$2.80	$2.70	$1.25

Stock-based compensation charges of $5,737,178 (2006 - $Nil), were allocated as follows:

	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 94,839	$ 3,370,544	$ 3,465,383
Administration	40,750	62,996	103,746
Investor relations	203,065	531,528	734,593
Salaries and wages	481,430	1,772,110	2,253,540
		$ 5,737,178

In addition, $1,163,089 of stock-based compensation was allocated to share issue costs.

8.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss before income taxes	$ (8,666,021)	$ (127,228)	$ (121,483)
Statutory Canadian corporate tax rate	35.29%	34.10%	35.62%

Income tax recovery at statutory rates	$ (3,058,238)	$ (43,385)	$ (43,272)
Unrecognized items for tax purposes	2,032,747	6,025	15,494
Effect of tax rate change	231,268	6,025	15,494
Difference in tax rates in other jurisdictions	418,643	-	-
Change in valuation allowance	375,581	11,113	27,778

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2007	2006	2005
Future income tax assets
Mineral properties	$ 874,149	$ 559,946	$ 584,946
Equipment	1,558	-	-
Share issue costs	752,194	-	-
Cumulative eligible capital	107	118	123
Net capital losses available	-	841	878
Non-capital losses available for future periods	373,300	65,284	29,129

	2,001,308	626,189	615,076

Valuation allowance	(2,001,308)	(626,189)	(615,076)

	$ -	$ -	$ -

At May 31, 2007 the Company has available non-capital tax losses for Canadian income tax purposes of approximately $1,200,000 available for carry-forward to reduce future years’ taxable income, if not utilized, expiring as follows:

2025	$ 81,776
2026	91,537
2027	1,030,880
$ 1,204,193

In addition, the Company has available mineral resource related expenditure pools for Canadian income tax purposes totalling approximately $2,600,000 which may be deducted against future taxable income in Canada on a discretionary basis.  The Company also has available mineral resource expenses that are related to the Company’s exploration activities in the United States of approximately $14,000,000, which may be deductible for US tax purposes.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts due to the uncertainty of future taxable income.

9.

RELATED PARTY TRANSACTIONS

During the year the Company paid $419,986 (2006 - $60,000, 2005 - $60,000) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company, $25,110 (2006 - $Nil, 2005 - $Nil) in rent and management fees to a company with common officers and directors and $Nil (2006 - $5,500, 2005 - $4,173) in professional fees to a company controlled by a director of the Company.  These figures do not include stock-based compensation (see Note 7).

At May 31, 2007, included in accounts payable and accrued liabilities was $2,088 (2006 - $2,515, 2005 - $Nil) owing to companies controlled by the directors of the Company.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

GEOGRAPHIC SEGMENTED INFORMATION

	Canada	United States	Total
2007
Mineral properties	$ 1	$ 13,387,112	$ 13,387,113
Equipment	$ -	$ 115,920	$ 115,920

2006
Mineral properties	$ 1,030,316	$ -	$ 1,030,316
Equipment	$ -	$ -	-

2005
Mineral properties	$ 1,026,512	$ -	$ 1,026,512
Equipment	$ -	$ -	$ -

	2007	2006	2005
Net loss for the year- Canada	$ (7,214,708)	$ (127,228)	$ (121,483)
Net loss for the year- United States	(1,451,313)	-	-
Net loss for the year	$ (8,666,021)	$ (127,228)	$ (121,483)

11.

FINANCIAL INSTRUMENTS

The Company has accounts payable totalling US$762,042 as at May 31, 2007 (2006 - $Nil, 2005 - $Nil), which has been translated to Canadian dollars at a rate of 1.0734 CDN dollars to 1.00 US dollars.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located.  Canadian GAAP allows mineral exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

Year ended May 31	2007	2006	2005

Consolidated statements of operations and deficit
Loss for the year under
Canadian GAAP	$ (8,666,021)	$ (127,228)	$ (121,483)
Mineral property expenditures, net	(5,233,743)	(574)	(78,844)

United States GAAP	$ (13,899,764)	$ (127,802)	$ (200,327)

Loss per share – US GAAP	$ (0.51)	$ (0.02)	$ (0.02)

Consolidated balance sheets	May 31, 2007	May 31, 2006	May 31, 2005

Mineral Properties
Canadian GAAP	$ 13,387,113	$ 1,030,316	$ 1,026,512
Mineral property expenditures (cumulative)	(6,078,068)	(844,325)	(843,751)

United States GAAP	$ 7,309,045	$ 185,991	$ 182,761

Deficit
Canadian GAAP	$ (11,334,551)	$ (2,668,530)	$ (2,541,302)
Mineral property expenditures (cumulative)	(6,078,068)	(844,325)	(843,751)

United States GAAP	$ (17,412,619)	$ (3,512,855)	$ (3,385,053)

Consolidated statements of cash flows	2007	2006	2005

Operating activities
Cash provided by (used) per Canadian GAAP	$ (1,497,655)	$ (136,923)	$ (179,962)
Effect of the write-off of exploration expenditures	(5,233,743)	(574)	(78,844)

Cash generated (used) per United States GAAP	$ (6,731,398)	$ (137,497)	$ (101,118)

Investing activities
Cash provided by (used) per Canadian GAAP	$ (5,655,274)	$ 15,907	$ (3,507)
Effect of the write-off of exploration expenditures	5,233,743	574	78,844

Cash generated (used) per United States GAAP	$ (421,531)	$ 16,481	$ 82,351

b)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at May 31, 2007 would be $Nil (2006 – $10,000, 2005 - $10,000) and the unrealized gain (loss) of $Nil (2006 - $Nil, 2005 - $Nil) would be posted to shareholder’s equity as part of other comprehensive income.

c)

Stock based compensation

The Company has adopted Statement of Financial Accounting Standards No. 123, and records compensation cost for stock-based employee compensation plans at fair value.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these financial statements.

d)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended May 31, 2007 and 2006 and 2005 was 27,101,104 and 9,620,402 and 9,012,183 respectively.

e)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  The result is no difference in net income reported between Canadian and United States GAAP.

13.

SUBSEQUENT EVENTS

Subsequent to May 31, 2007, the following events occurred:

a)

On June 15, 2007, the Company signed a binding letter of intent with Hidefield Gold Plc. of London England. (AIM: HIF) and its partner, Mines Trust Ltd. (a private Alaskan company) pursuant to which ITH can earn up to a 80% interest in the South Estelle project located in southwest Alaska.  The project consists of 168 State of Alaska unpatented lode mining claims.

Under the ITH/Hidefield/Mines Trust LOI ITH can earn up to an aggregate 80% interest in the project as follows:

•

ITH can earn an initial 51% interest by making payments of USD$42,000 upon TSX Venture Exchange (“TSXV”) acceptance of the transaction (paid) and an additional USD$50,000 on or before January 8, 2008, and incurring aggregate exploration expenditures of USD$2,000,000 prior to December 31, 2009 (USD$75,000 on or before December 31, 2007, which ITH has committed to incur);

•

ITH can earn an additional 19% interest (aggregate of 70%) by incurring an additional USD$3,000,000 in exploration expenditures before December 31, 2011; and,

•

ITH can earn an additional 10% interest (aggregate of 80%) by funding all expenditures required to prepare and deliver a positive bankable feasibility study. There is no time limit for the delivery of such feasibility study.

At any time after ITH earns its initial 51% interest, Hidefield/Mines Trust can convert their interest into a 1.5% net smelter return royalty.  Following ITH having earned its interest, if Hidefield/Mines Trust do not elect to convert to an NSR, the parties will enter into a joint venture, in which each will be responsible for its pro rata share of further expenditures.  If the interest of either ITH or Hidefield/Mines Trust in such joint venture is reduced to 10% or less, such interest will be converted to a 1.5% NSR royalty.

The agreement with Hidefield/Mines Trust is subject to the acceptance for filing thereof by the TSXV on behalf of ITH (received July 4, 2007).

b)

Subsequent to May 31, 2007, the Company issued 7,316 shares upon the exercise of commission warrants at $1.50 per share for proceeds of $10,974, and issued 11,212 shares pursuant to the exercise of agent’s options at $1.30 per share for proceeds of $14,576.

14.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the consolidated financial statement presentation adopted in the current year.